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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 2)

                            ------------------------

                               VIVRA INCORPORATED

                           (NAME OF SUBJECT COMPANY)

                               VIVRA INCORPORATED

                       (NAME OF PERSON FILING STATEMENT)

                           --------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                           --------------------------

                                   92855M104

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           --------------------------

                                 KENT J. THIRY

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               VIVRA INCORPORATED

                         1850 GATEWAY DRIVE, SUITE 500

                          SAN MATEO, CALIFORNIA 94404

                                 (415) 577-5700

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

   NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                           --------------------------

                                   COPIES TO:

                              JOHN W. LARSON, ESQ.

                            ALEXANDER D. LYNCH, ESQ.

                        BROBECK, PHLEGER & HARRISON LLP

                             TWO EMBARCADERO PLACE

                                 2200 GENG ROAD

                          PALO ALTO, CALIFORNIA 94303

                                 (415) 421-0160
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                                  INTRODUCTION

    This Amendment No. 2 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (as amended or supplemented, this "Schedule 14D-9") relates to an offer by Gambro Healthcare Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Incentive AB, a corporation organized under the laws of Sweden, to purchase all of the issued and outstanding Shares (as hereinafter defined) of Vivra Incorporated, a Delaware corporation. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to them in the Offer to Purchase dated May 9, 1997, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference in its entirety, and is attached hereto (the "Offer to Purchase").


ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

    (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and its executive officers, directors or affiliates are described in the Company's Information Statement filed on May 9, 1997 pursuant to Section 14(f) (the "Section 14(f) Information Statement") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), under the headings "Executive Compensation -- Summary Compensation Table", "-- Option Grants in Last Fiscal Year", "-- Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values", "-- Employment Arrangements, Termination of Employment and Change in Control Agreements", and "Certain Transactions." Relevant portions of the Section 14(f) Information Statement are filed as Exhibit (c)(2) to this Schedule 14D-9 and are incorporated herein by reference in their entirety. Furthermore, the Section 14(f) Information Statement is attached as Schedule I hereto.

MERGER AGREEMENT

    The following is a summary of certain provisions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement which has been filed as Exhibit (c)(1) to this Schedule 14D-9 and is incorporated herein by reference in its entirety. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 7 of the Offer to Purchase.


    THE OFFER. Section 1.01 of the Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer, and that, upon the terms of and subject to prior satisfaction or waiver of the conditions of the Offer, Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement further provides that Purchaser will not decrease the price per Share payable in the Offer, reduce the maximum number of Shares to be purchased in the Offer, or impose any condition to the Offer other than those set forth in Annex A to the Merger Agreement. Notwithstanding the foregoing, if on the initial scheduled expiration date of the Offer (June 6, 1997), the sole condition remaining unsatisfied is (i) the failure of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1987, as amended (the "HSR Act"), to have expired or been terminated or (ii) the failure to consummate the Specialty Merger Transaction (as hereinafter defined) and such transaction has not been consummated solely due to the failure of the waiting period under the HSR Act to have expired or been terminated, then, in either case, Purchaser has agreed to extend the Offer from time to time until five business days after the expiration or termination of the applicable waiting period under the HSR Act. On May 19, 1997, the Company received notice of early termination of the waiting period under the HSR Act for the transactions contemplated by the Merger Agreement. Furthermore, if immediately prior to the latest applicable expiration date of the Offer, as it may be extended, the number of Shares validly tendered and not withdrawn pursuant to the Offer equals 80 percent or more, but less than 90 percent, of the outstanding Shares on a fully diluted basis, Purchaser may extend the Offer for an additional 10 business days beyond such expiration date.


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    CONDITIONS.  Subject to the satisfaction of the Minimum Condition (as hereinafter defined) and the terms and conditions of the Offer set forth in
Section 15 of the Offer to Purchase, Purchaser shall, promptly after expiration of the Offer, pay for all Shares tendered and not withdrawn. Among the conditions to the consummation of the Offer is the Company's obligation to complete the transactions contemplated by the Specialty Merger Agreement (the "Specialty Merger Transaction"). See "-- Specialty Merger Agreement" for greater detail concerning the Specialty Merger Transactions.

    THE MERGER. Subject to the terms and conditions of the Merger Agreement, as promptly as practicable after the consummation of the Offer and in accordance with applicable Delaware law, at the effective time of the Merger (the "Effective Time"), Purchaser will merge with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation.

    The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other, to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any and all of which may be waived in whole or in part, to the extent permitted by applicable law:
(a) the Merger, the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the stockholders to the extent required by Delaware law and the Certificate of Incorporation of the Company, as amended to the date hereto (the "Certificate of Incorporation");
(b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) no governmental authority, other agency or commission, or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the Offer or the Merger; and (d) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, unless such failure to purchase is as a result of a breach of Purchaser's obligations under the Merger Agreement or the terms of the Offer.

    At the Effective Time, each holder of Shares (other than Shares held in the treasury of the Company, Shares owned by Purchaser, Parent or any direct or indirect wholly owned other subsidiary of Parent or the Company, or Shares held by stockholders who have properly exercised their appraisal rights under applicable Delaware law) will be entitled to receive the Per Share Amount, without interest.

    THE COMPANY'S BOARD OF DIRECTORS. Section 6.03 of the Merger Agreement provides that promptly upon the purchase by Purchaser of the Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, to the Company's Board of Directors as shall give Purchaser representation on the Board of Directors equal to the product of the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. The Company shall use its reasonable efforts to cause persons so designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of Directors of: (x) each committee of the Board of Directors, (y) each board of directors of each domestic subsidiary of the Company that is engaged in the Company's dialysis, renal care, nephrology disease management or nephrologist practice business or the Company's business of contracting with payors on behalf of nephrologists (collectively, the "Dialysis Subsidiaries") and (iii) each committee of each such Dialysis Subsidiary's board of directors, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the earlier of
(x) the time Purchaser acquires a majority of the then outstanding

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Shares on a fully diluted basis or (y) the Effective Time, the Company shall use its reasonable efforts to ensure that all members of the Board of Directors and each committee of the Board of Directors and such boards of directors and committees of the domestic Dialysis Subsidiaries as of the date of the execution of the Merger Agreement who are not employees of the Company shall remain members of the Board of Directors and of such boards of directors and committees, except for the members who are not standing for re-election at the Company's 1997 Annual Meeting of Stockholders to be held on May 9, 1997 (the "1997 Annual Meeting"). The Company's obligation to appoint Purchaser's designees to its Board of Directors is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

    STOCKHOLDERS' MEETING. Pursuant to Section 6.01 the Merger Agreement, if required by applicable Delaware law in order to consummate the Merger, the Company shall duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting"). If required by applicable Delaware law, as soon as reasonably practicable following consummation of the Offer, the Company shall file a proxy statement (the "Proxy Statement") with the Commission under the Exchange Act, and shall use its reasonable efforts to have the Proxy Statement cleared by the Commission. Each of the Company, Parent and Purchaser has agreed to use its reasonable efforts to respond promptly to all comments of and requests by the Commission and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders' Meeting at the earliest practicable time. The Company has agreed to, except in certain instances, include in the Proxy Statement the unanimous recommendation of the Board of Directors that the holders of the Shares approve and adopt the Merger Agreement and the Transactions (as hereinafter defined) and use its reasonable efforts to obtain such approval and adoption of the holders of Shares. If Purchaser acquires at least a majority of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger. Parent and Purchaser have agreed that they will cause all Shares then owned by them and their subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby.

    Notwithstanding the foregoing, in the event that Purchaser shall acquire at least 90 percent of the then outstanding Shares, the Company, Purchaser and Parent agree, at the request of Purchaser and subject to the terms of the Merger Agreement, to take all necessary and appropriate action to cause the Merger to become effective, in accordance with applicable Delaware law, as soon as reasonably practicable after such acquisition, without a meeting of stockholders of the Company.

    OPTIONS. Pursuant to Section 6.06 of the Merger Agreement, immediately prior to the Effective Time, all stock options (and any related alternative rights) to purchase Shares (the "Options") granted under the Company's Revised 1989 Stock Incentive Plan or the 1989 Transition Consultants' Stock Option Plan (collectively, the "Company Stock Option Plans") (including those granted to current or former employees, consultants and directors of the Company or any of its subsidiaries), which Options are outstanding immediately prior to the Effective Time (whether or not then presently exercisable), to be cancelled. In exchange for the cancellation of such Options, the holder thereof shall be entitled to receive from the Surviving Corporation an amount in cash equal to the product of (x) the difference between the Per Share Amount and the per share exercise price of such Option and (y) the number of shares of the Company's Common Stock covered by such Option. Prior to the Effective Time, the Company shall cause each holder of an Option to consent to the foregoing treatment of such Options. The Company Stock Option Plans shall terminate as of the Effective Time and thereafter the only rights of participants therein shall be the right to receive the consideration set forth above and more fully discussed in the Merger Agreement.

    CONDUCT OF BUSINESS PENDING THE MERGER. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Effective Time, except as

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expressly contemplated or provided by the Merger Agreement or agreed to in writing by Parent or Purchaser, the Company's dialysis, renal care, nephrology disease management or nephrologist practice management business or the Company's business of contracting with payors on behalf of nephrologists (collectively, the "Dialysis Business") shall be conducted only in, and the Dialysis Subsidiaries shall not take any action except in the ordinary course of the Dialysis Business, and the Company and the Dialysis Subsidiaries shall use all reasonable commercial efforts to preserve substantially intact the business organization of the Dialysis Business, to keep available the services of the current officers, employees and consultants of the Dialysis Business and to preserve the current relationships of the Company and the Dialysis Subsidiaries with physicians, payors, and other persons with which the Company or any Dialysis Subsidiary has significant business relations. By way of amplification and not limitation, neither the Company nor any Dialysis Subsidiary shall, between the date of the Merger Agreement and the Effective Time, directly or indirectly without the prior written consent of Parent or Purchaser: (a) amend or otherwise change its respective certificate of incorporation or by-laws or equivalent organizational documents; (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of capital stock of the Company or any Dialysis Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Dialysis Subsidiary (except for certain permitted issuances) or (ii) any assets of the Company or any Dialysis Subsidiary, except as contemplated by the Specialty Merger Transaction or in the ordinary course of the Dialysis Business;
(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;
(d) reclassify, combine, split, subdivide or redeem any of its capital stock, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or any capital stock of any other subsidiary; (e) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any material amount of assets or authorize any capital expenditures, other than acquisitions or capital expenditures in the ordinary course of the Dialysis Business which, in the aggregate, do not exceed $10,000,000 in each of May 1997, June 1997 and July 1997; (f) increase the compensation payable or to become payable or the benefits provided to its officers or employees, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director or officer or other key employee of the Company or any subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee; (g) hire or retain any employee or consultant at an annual rate of compensation in excess of $125,000; (h) grant options or other interests in the equity securities of any subsidiary of the Company; (i) take any action, other than in the ordinary course of the Dialysis Business, with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable); (j) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability; (k) settle any action other than an action relating solely to the Company's business of providing specialty physician network and disease management services to managed care and provider organizations, other than such businesses included in the Dialysis Business (collectively, the "Specialty Business"); (l) amend, modify or consent to the termination of any material contract or amend, modify or consent to the termination of the Company's or any Dialysis Subsidiary's rights thereunder, other than in the ordinary course of the Dialysis Business; or (m) enter into any contract or agreement that would have been a material contract if entered into prior to the date of execution of the Merger Agreement, other than in the ordinary course of the Dialysis Business.

    CONDUCT OF VSP. The Merger Agreement provides that from the date thereof until the earlier of the consummation of the Specialty Merger Transaction or the termination of the Merger Agreement pursuant to its terms, the Company will operate VSP and the subsidiaries of the Company engaged in the Specialty Business (the "Specialty Subsidiaries") consistent with Section 1 and Section 2 of the Services Agreement

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dated as of May 5, 1997, between the Company and VSP (the "Services Agreement"), and the Company and the Dialysis Subsidiaries will not make any contribution, payment or other transfer to VSP or any Specialty Subsidiary of cash, cash equivalents, marketable securities or any other asset and VSP and the Specialty Subsidiaries shall not make any contribution, payment or other transfer to the Company of any Dialysis Subsidiary of cash, cash equivalents, marketable securities or any other assets. Section 1 and Section 2 of the Services
Agreement have been filed as Exhibit (c)(3) of this Schedule 14D-9 and are incorporated herein by reference in its entirety.

    NO SOLICITATION. Pursuant to Section 6.05 of the Merger Agreement, the Company shall, and shall direct and use all reasonable efforts to cause its officers, directors, employees, representatives and agents to immediately cease any discussions or negotiations with any parties that may be ongoing with respect to any "acquisition proposal" (as hereinafter defined). Except with respect to the Specialty Merger Transaction, the Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, accountant, attorney or other advisor or representative of, the Company or any of its subsidiaries to, directly or indirectly, (i) solicit or initiate, or knowingly encourage the submission of, any acquisition proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, an acquisition proposal; PROVIDED, HOWEVER, that if and to the extent, prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors determines in good faith that it is necessary to do so in accordance with its fiduciary duties to the Company's stockholders under applicable law as advised by outside legal counsel, the Company may, in response to an unsolicited acquisition proposal, and subject to compliance with the terms and conditions of the Merger Agreement,
(x) furnish information with respect to the Company to any persons pursuant to a customary confidentiality agreement on terms no less favorable to the Company than those contained in the confidentiality agreement, dated October 7, 1996, between Parent and the Company, and (y) participate in negotiations regarding such acquisition proposal. For purposes of the Merger Agreement, "acquisition proposal" means any bona fide proposal or offer from any person relating to any direct or indirect acquisition or purchase of all or a substantial part of the assets of the Company or any of its Dialysis Subsidiaries or of over 20 percent of any class of equity securities of the Company or any of its Dialysis Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20 percent or more of any class of equity securities of the Company or any of its Dialysis Subsidiaries, any merger, consolidation, business combination, sale of all or substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Dialysis Subsidiaries, other than the transactions contemplated by the Merger Agreement and the Specialty Merger Transaction, or any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the Offer or the Merger. Except in limited circumstances set forth in the Merger Agreement, neither the Board of Directors nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Board of Directors or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any acquisition proposal, or (iii) enter into any agreement with respect to any acquisition proposal. Notwithstanding the foregoing, in the event prior to the time of acceptance for payment of Shares pursuant to the Offer the Board of Directors determines in good faith that it is necessary to do so in accordance with its fiduciary duties to the Company's stockholders under applicable law as advised by outside legal counsel, the Board of Directors may withdraw or modify its approval or recommendation of the Offer, the Merger or the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (as hereinafter defined) and may terminate the Merger Agreement subject to the incurrence of certain termination fees and expenses pursuant to the terms of the Merger Agreement. For purposes of the Merger Agreement, a "Superior Proposal" means any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or

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securities, more than 50 percent of the combined voting power of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders other than the Offer and the Merger and for which financing, to the extent required, is then committed. Pursuant to the Merger Agreement, the Company is obligated to promptly advise Parent of any request for information or of any acquisition proposal, the terms thereof and the identity of the person making such request or acquisition proposal.

    INDEMNIFICATION AND INSURANCE. Pursuant to Section 6.08 of the Merger Agreement, the certificate of incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in Article 8 of the Certificate of Incorporation, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law. To the extent that the obligations under such provisions are not fully performed by the Surviving Corporation, Parent agrees to perform fully the obligations thereunder for the remaining period. The Merger Agreement also provides that Parent or the Surviving Corporation shall use its best efforts to maintain in effect for a period of not less than six years from the Effective Time the current directors' and officers' liability insurance policies maintained by the Company (provided that Parent or the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable to such directors and officers) with respect to matters occurring prior to the Effective Time. Parent has also agreed that if the existing policies expire, are terminated or cancelled during such period, Parent or the Surviving Corporation will use its best efforts to obtain substantially similar policies, but in no event will it be required to expend more than an amount per year equal to 150 percent of current annual premiums paid by the Company for such insurance. If Parent or the Surviving Corporation is unable to obtain the amount of insurance required for such aggregate premium, Parent or the Surviving Corporation has agreed to obtain as much insurance as can be obtained for an annual premium of 150 percent of the premiums currently being paid by the Company.

    SPECIALTY MERGER AGREEMENT. Pursuant to Section 6.07 of the Merger Agreement, the Company shall use reasonable commercial efforts to perform its obligations under the Specialty Merger Agreement and to consummate the Specialty Merger Transaction on the terms and conditions set forth in the Specialty Merger Agreement. The consummation of the Specialty Merger Agreement and the receipt by the Company of cash proceeds in connection therefor after providing for all applicable income taxes (using an assumed tax rate of 41%) of not less than $76,900,000 is a condition to the consummation of the Offer.

    REPRESENTATIONS AND WARRANTIES. Pursuant to Article III of the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, compliance with laws, tax matters, litigation, environmental matters, vote required to approve the Merger Agreement, undisclosed liabilities, its stockholders' rights plan, intercompany payables, intra-corporate expenses, and the absence of any Material Adverse Effect (as defined in the Merger Agreement) on the Company since November 30, 1996.

    CONVERTIBLE SUBORDINATED NOTES. Pursuant to Section 2.10 of the Merger Agreement, prior to the Effective Time, the Company shall, in accordance with the terms of the indenture dated as of July 8, 1996 (the "Indenture") between the Company and State Street Bank and Trust Company, as trustee (the "Trustee"), execute and deliver to the Trustee a supplemental indenture providing that from and after the Effective Time, by virtue of the Merger and without any further action on the part of the Company, each $1,000 principal amount of the Company's 5% Convertible Subordinated Notes Due 2001 (the "5% Notes") shall be convertible into an amount of cash equal to the Per Share Amount multiplied by 26.88. The Company has agreed to take such actions as may be appropriate or required by the Indenture, or otherwise, to implement the terms of the Indenture, as supplemented. Furthermore, the Company has

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agreed to offer to repurchase the 5% Notes at the option of the holders thereof in accordance with the terms of the Indenture.

    TERMINATION; FEES. In accordance with Article VIII of the Merger Agreement, the Merger Agreement may be terminated and the Merger and the transactions contemplated thereby (the "Transactions") abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company: (a) by mutual written consent of Parent, Purchaser and the Company; (b) by either Parent, Purchaser or the Company if (i) the Effective Time shall not have occurred on or before July 31, 1997; PROVIDED, HOWEVER, that if the waiting period under the HSR Act shall not have expired or been terminated as of such date or any Governmental Authority (as defined in the Merger Agreement) has caused to be issued as of such date a temporary restraining order or a preliminary injunction prohibiting the consummation of the Offer or the Merger and each of the parties to the Merger Agreement, in either case, are seeking the termination of such waiting period or contesting such temporary restraining order or preliminary injunction, as the case may be, such date shall be extended to the earlier of the date of expiration or termination of such waiting period or the lifting of such injunction or order or October 31, 1997; PROVIDED, FURTHER, HOWEVER, that the right to terminate the Merger Agreement pursuant to this sentence shall not be available (A) to any party whose failure to fulfill any obligation under the Merger Agreement was the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (B) after Purchaser shall have purchased the Shares pursuant to the Offer, or (ii) any court of competent jurisdiction in the United States or the Kingdom of Sweden or other governmental authority in the United States or the Kingdom of Sweden shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;
(c) by Parent if due to an occurrence or circumstance, other than a breach by Parent or Purchaser of their obligations under the Merger Agreement, that would result in a failure to satisfy any condition set forth in Annex A to the Merger Agreement (which failure cannot be cured or, if capable of being cured has not been cured in all material respects within 30 days after notice to the Company of such occurrence or circumstance), Purchaser shall have terminated the Offer without having accepted any Shares for payment thereunder; or (d) by the Company, upon approval of the Board of Directors, if (i) due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, Purchaser shall have terminated the Offer without having accepted any Shares for payment thereunder, (ii) prior to the purchase of Shares pursuant to the Offer, in order to enter into a definitive agreement with respect to a Superior Proposal, upon three days' prior written notice to Parent setting forth, in reasonable detail, the identity of the person making the Superior Proposal and the final terms and conditions of such Superior Proposal, if the Board of Directors determines, after giving effect to any concessions that may be offered by Parent, in good faith that it is necessary to do so in accordance with its fiduciary duties to the Company's stockholders under applicable law as advised by outside legal counsel; PROVIDED, HOWEVER, that any termination of this Agreement pursuant to such subsection
(d)(ii) shall not be effective until the Company has made full payment of any termination fees and expenses due pursuant to the Merger Agreement, or (iii) if Parent or Purchaser shall have failed to commence the Offer within five business days following the date of the initial public announcement of the Offer other than as a result of an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, or (iv) if Parent or Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement in a manner that materially adversely affects Parent's ability to consummate the Offer and the Merger and which cannot be cured or, if capable of being cured, has not been cured in all material respects within 30 days after notice to Parent of such occurrence or circumstance.

    If the Merger Agreement is (i) terminated pursuant to clause (d)(ii) of the immediately preceding paragraph, or (ii) an acquisition proposal is commenced, publicly proposed, publicly disclosed or communicated to the Company or any representative or agent thereof after the date of the Merger Agreement and prior to the date of its termination, the Merger Agreement is thereafter terminated pursuant to clause (b) or (c) or (d)(i) of the immediately preceding paragraph, and within 12 months following such termination an acquisition proposal is consummated or the Company enters into an agreement relating thereto; then, in any such event, the Company shall pay Parent promptly (but in no event later than one business day after the first of such events shall have occurred) a fee of $50,000,000, which amount shall be payable in immediately available funds (the "Termination Fee"), plus certain expenses incurred by Parent and Purchaser; PROVIDED, HOWEVER, that no Termination Fee shall be payable under clause (ii) of the immediately foregoing sentence if, at the time of termination under Section 8.01 of the Merger Agreement, Parent or Purchaser is in material breach of their respective material covenants and agreements in the Merger Agreement or their respective representations and warranties contained therein. If the Merger Agreement is terminated for any reason whatsoever and neither Parent nor Purchaser is in material breach of their respective material covenants and agreements contained in the Merger Agreement or their respective representations and warranties contained in the Merger Agreement, the Company shall, whether or not the Termination Fee is paid, reimburse Parent, Purchaser and their respective stockholders and affiliates (not later than one business day after submission of statements therefor) for all actual and documented out-of-pocket expenses and fees up to $4,000,000 in the aggregate (including, without limitation, fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the Transactions or structuring the Transactions and all fees of counsel, accountants, experts and consultants to Parent, Purchaser and their respective stockholders and affiliates, and all printing and advertising expenses) actually incurred or accrued by either of them or on their behalf in connection with the Transactions, including, without limitation, the financing thereof, and actually incurred or accrued by banks, investment banking firms, other financial institutions and other persons and assumed by Parent, Purchaser or their respective stockholders or affiliates in connection with the negotiation, preparation, execution and performance of the Merger Agreement, the structuring and financing of the Transactions and any financing commitments or agreements relating thereto.

    Except as set forth in the above paragraph, all costs and expenses incurred in connection with the Merger Agreement, the Specialty Merger Transaction, and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not such transactions are consummated.

SPECIALTY MERGER AGREEMENT

    The following is a summary of certain provisions of the Specialty Merger Agreement and is qualified in its entirety by reference to the Specialty Merger Agreement which has been filed as Exhibit (c)(4) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    Simultaneously with the execution of the Merger Agreement, the Company entered into the Specialty Merger Agreement, pursuant to which the Company will sell its interests in VSP and in Vivra Heart Imaging, Inc., a Nevada corporation and a majority owned subsidiary of the Company ("VHI"), respectively, to the VSP Purchasers. Both VSP and VHI are engaged in the Company's Specialty Business. Under the Specialty Merger Agreement, the gross consideration to be allocated between VSP and VHI will be $84,312,500 (the "Gross Consideration"). Of this amount, the Company expects to receive sale proceeds of approximately $79,400,000 in connection with the Specialty Merger Transaction. Assuming both a pre-tax gain to the Company of approximately $5,400,000 and an income tax rate of 41 percent, the Company will incur a tax liability of approximately $2,200,000 in connection with the Specialty Merger Transaction. The anticipated net after-tax proceeds of approximately $77,200,000 represents approximately $1.72 per Share on a fully diluted basis. The receipt by the Company of not less than $76,900,000 of such net after-tax proceeds is a condition to the purchase of the Shares in the Offer.

    Pursuant to the Specialty Merger Agreement, (i) VSP Merger Sub will be merged with and into VSP, with VSP as the surviving corporation, and (ii) VSP Purchaser II will obtain a majority interest in VHI. The VSP Purchasers are corporations organized by certain private equity investment funds for the purpose of acquiring the Company's interests in VSP and VHI. Mr. Thiry, the Company's President and Chief Executive Officer, and Ms. Zumwalt, the Company's Chief Financial Officer, will become the President and Chief Executive Officer and Chief Financial Officer, respectively, of VSP following the completion of the transactions contemplated by the Merger Agreement. Further, each of Mr. Thiry and Ms. Zumwalt intends to make an equity investment in the VSP Purchasers.

    Prior to consummation of the Specialty Merger Transaction, the Company and VSP have covenanted and agreed to, among other things: (a) conduct VSP's business in the ordinary course, including preserving existing relationships with customers and suppliers and maintaining existing material contracts to which VSP is a party; (b) cause certain subsidiaries of VSP (namely, Vivra Asthma Allergy Careamerica, Inc., Vivra Heart Services, Inc., Vivra ENT, Inc., Vivra Health Advantage, Inc., Vivra Orthopaedics, Inc. and Vivra OB-GYN Services, Inc.) to merge with and into VSP; (c) transfer and assign certain assets and liabilities of the Company to VSP; and (d) enter into an agreement pursuant to which the Company will assign to VSP all of the Company's rights, title and interest in and to the "Vivra" trademark, and other trademarks of the Company incorporating the word "Vivra"; PROVIDED, HOWEVER, that simultaneously with the closing of the Specialty Merger Transaction (the "VSP Closing"), VSP will license to the Company use of the name "Vivra Renal Care" for nine months following the VSP Closing and use of the name "Vivra" for three months following the VSP Closing (collectively, the "VSP Covenants").

    The obligations of the VSP Purchasers to consummate the Specialty Merger Transaction are subject to the satisfaction or waiver of certain conditions, including: (a) that the representations and warranties made by VSP and the Company will be true and correct as of the date of the VSP Closing; (b) the VSP Covenants will have been performed by the Company and VSP; (c) any waiting period (or any extension thereof) under the HSR Act will have expired or been terminated; (d) a noncompetition agreement between VSP and Parent will have been executed; (e) the Services Agreement between VSP and the Company pursuant to which each of the parties thereto provide certain administrative services to the other shall be in full force and effect and there shall have been no breach thereunder; (f) there will have been no change, circumstance or occurrence since the date of the Specialty Merger Agreement which would have a material adverse effect on VSP's business, operations, properties or condition and (g) Purchaser shall have advised the Company that it will purchase the Shares in the Offer or the Purchaser or any other person or entity shall have acquired either the (x) greater than 50 percent of the Shares or (y) all or substantially all of the assets of the Company.

    The Specialty Merger Agreement provides that, for a period of five years from the VSP Closing, VSP Purchaser and VSP will indemnify the Company from claims arising from the operation of the business of VSP and the Company will indemnify VSP Purchaser and VSP from claims arising from the operation of the business of the Company.

    The Specialty Merger Agreement also provides that if the VSP Closing has not occurred by June 30, 1997 solely as a result of the Offer not being consummated, the VSP Purchasers may elect to consummate an alternative transaction pursuant to which the VSP Purchasers would acquire 65 percent of the Company's interest in VSP and 65 percent of the Company's interest in VHI, in exchange for 65 percent of the Gross Consideration.

ARRANGEMENTS FOR CERTAIN EMPLOYEES

    On May 5, 1997, the Company's Board of Directors adopted two retention bonus and deferred compensation arrangements (collectively, the "Retention Arrangements"), copies of which have been filed as Exhibit (c)(5) and Exhibit
(c)(6), respectively, to this Schedule 14D-9 and are incorporated herein by reference in their entirety. Pursuant to the Retention Arrangements, over 400 employees of the Company or its majority owned subsidiaries, including certain executive officers, will be entitled to receive retention bonuses if they remain employed by the Company or its subsidiaries or by VSP for a certain period following the Effective Date. Each retention bonus payable under the Company's retention arrangement will be payable in three installments as follows: 20 percent one month after the Effective Date, an additional 40 percent on the first anniversary of the Effective Date and the final 40 percent on the second anniversary of the Effective Date. Each retention bonus payable under VSP's retention arrangement will be payable in three installments as follows: 20 percent one month after the Effective Date, an additional 40 percent six months after the Effective Date and the final 40 percent on the first anniversary of the Effective Date. In addition, certain employees will be required to execute a noncompetition agreement pursuant to which such employee shall be subject to a noncompetition covenant for a period of one year following such employee's termination of employment with the Company or a majority owned subsidiary or VSP, but in no event more than a specified time from the Effective Date. See the
Section 14(f) Information Statement filed as Exhibit (c)(2) to this Schedule 14D-9 under the caption "Board of Directors and Executive Officers -- Employment Agreements, Termination of Employment and Change in Control Arrangements" for information regarding payments to be made to the Company's executive officers under the Retention Arrangements. Furthermore, the Schedule 14(f) Information Statement is attached as Schedule I hereto

INDEMNIFICATION AGREEMENTS

    Article 8 of the Certificate of Incorporation limits the personal liability of directors of the Company and provides for indemnification of the officers and directors of the Company, in each case to the fullest extent permitted by applicable Delaware law and other applicable law. A copy of such Article 8 has been filed as Exhibit (c)(7) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED


Item 8 is hereby amended and supplemented by adding thereto the following:

    On May 7, 1997, a punitive class action was filed in the Superior Court of the State of California for the County of San Mateo on behalf of the stockholders of the Company alleging causes of action arising out of the Offer and the proposed Merger. GOODMAN EPSTEIN AND FLORENCE EPSTEIN v. VIVRA INC., ET AL., Case No. 400617. A copy of the complaint filed in connection with the aforementioned action is filed as Exhibit (c)(10) to this Schedule 14D-9 and is incorporated herein by reference in its entirety. The defendants in this action include the Company and its directors. The action alleges that the Board of Directors breached its fiduciary duties by failing to take all necessary and appropriate steps to obtain the maximum value realizable for the stockholders of the Company. The action seeks, INTER ALIA, to enjoin the defendants form consummating the proposed acquisition or alternatively for money damages and other appropriate relief. The Company believes that the punitive class action suit is without merit and intends to defend it vigorously.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

(a)(1)     Offer to Purchase, dated May 9, 1997.*
(a)(2)     Letter of Transmittal.*
(a)(3)     Press release issued by the Company on May 5, 1997.*
(a)(4)     Opinion of Goldman, Sachs & Co., dated May 5, 1997.*
(a)(5)     Letter to Stockholders, dated May 9, 1997, from Kent J .Thiry, President and Chief
           Executive Officer of the Company.*
(c)(1)     Agreement and Plan of Merger, dated as of May 5, 1997, among Parent, Purchaser and the Company. *
(c)(2)     Relevant Portions of the Company's Information Statement filed with the Securities and Exchange Commission on May 9, 1997 pursuant to Section 14(f) of the Securities
           Exchange Act of 1934, as amended. *
(c)(3)     Sections 1 and 2 of the Services Agreement, dated May 5, 1997, by and between the
           Company and VSP.
(c)(4)     Agreement and Plan of Reorganization, dated as of May 5, 1997, by and between VSP
           Holdings, Inc., VSP Holdings II, Inc., VSP Acquisition, Inc., Vivra Specialty
           Partners, Inc. and Vivra Incorporated. *
(c)(5)     Vivra Incorporated Retention Arrangement.*
(c)(6)     Vivra Specialty Partners, Inc. Retention Arrangement.*
(c)(7)     Article 8 of the Company's Certificate of Incorporation, as amended to date.
(c)(8)     Revised and Restated Employment Contract, dated December 15, 1996, between the
           Company and Mr. Thiry.*
(c)(9)     Employment Contract dated October 31, 1995, between the Company and Ms. Zumwalt.*
(c)(10)    Complaint, GOODMAN EPSTEIN AND FLORENCE EPSTEIN v. VIVRA INC., ET
           AL., Case No. 400617, filed in the Superior Court of the State of
           California for the County of San Mateo.

------------------------

*   Included with Schedule 14D-9 mailed to stockholders.

**  To be filed by Amendment.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                VIVRA INCORPORATED

                                By:              /s/ KENT J. THIRY
                                     -----------------------------------------
                                                   Kent J. Thiry
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: May 20, 1997